UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2011
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Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated August 25, 2011, announcing the preliminary earnings release for the quarter ended June 30, 2011

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008, the Company's amended registration statement on Form F-3/A (Registration No. 333-158162), filed with the SEC on May 6, 2009 and the Company's registration statement on Form F-3ASR (Registration No. 333-170598), filed with the SEC on November 15, 2010.

Exhibit 1

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 2Q 2011 results and quarterly dividend of $0.39 per share

Hamilton, Bermuda, August 25, 2011. Ship Finance International Limited ("Ship Finance" or the "Company") today announced its preliminary financial results for the quarter ended June 30, 2011.

Highlights

•	The Board of Directors declared a quarterly dividend of $0.39 per share.

•	Net income for the quarter was $41.5 million, or $0.52 per share, including an accrued profit share in the second quarter of $0.2 million.

•	Two old combination carriers and a jack-up drilling rig were sold in the quarter with an aggregate gain on sales of approximately $9.9 million.

•	The Company took delivery of the second 2010-built 13,800 teu container vessel to CMA-CGM with 15-year time charter.

•	The Company contracted four newbuilding 4,800 teu container vessels in the quarter. Delivery is scheduled in 2013 and the vessels have already been chartered out for seven years from delivery.

•	Bank financing has been arranged for all vessels under construction and is expected to be higher than the remaining yard installments.

Dividends and Results for the Quarter Ended June 30, 2011

The Board of Directors has declared a quarterly cash dividend of $0.39 per share. Ship Finance has now paid dividends for 30 consecutive quarters. The dividend will be paid on or about September 29, 2011 to shareholders of record as of September 9, 2011. The ex-dividend date will be September 7, 2011.

The Company reported total U.S. GAAP operating revenues on a consolidated basis of $73.8 million, or $0.93 per share, in the second quarter of 2011. This number excludes $25.0 million of charter hire classified as 'repayment of investments in finance lease', and also excludes $104.3 million of charter revenues earned by assets classified as 'investment in associate'.

The profit share income in the second quarter was $0.2 million compared to $2.3 million in the first quarter of 2011. The reduced profit share was a result of a continued weak tanker market in the second quarter. The Company recorded a gain on sale of assets of $9.9 million in the quarter, including $4.1 million classified as 'gain on sale of associate' related to the sale of a jack-up drilling rig accounted for as 'investment in associate'.

Reported net operating income pursuant to U.S. GAAP for the quarter was $44.6 million, or $0.56 per share, and reported net income was $41.5 million, or $0.52 per share.

Ole B. Hjertaker, Chief Executive Officer of Ship Finance Management AS said in a comment: "This has been another active quarter for the Company, where we have taken delivery of a 13,800 teu container vessel, contracted four newbuilding 4,800 teu container vessels and sold one jack-up drilling rig and two older combination carriers. We have also sourced financing for the whole newbuilding program, where net proceeds from the financing will exceed remaining installments."

Mr. Hjertaker continued: "We continue to develop our fleet and backlog of fixed rate charters, which as of June 30, 2011 was approximately $6.9 billion, and with more than 11 years of remaining charter term if weighted by charter revenue. The Company has a strong balance sheet and the recently announced financings demonstrate our premium access to the capital markets. We are therefore well positioned for continued selective growth within our core segments, while always maintaining our conservative profile".

Business Update

In April 2011, the Company took delivery of CMA CGM Corte Real, the second of the two 2010-built 13,800 teu container vessels acquired from CMA CGM. Both vessels are on 15-year time charters back to CMA CGM and the first vessel CMA CGM Magellan commenced its charter in March 2011. The purchase price was $171 million per vessel, which included a subordinated seller's credit of $55 million per vessel.

The vessels are financed through a French tax lease structure, where title to each vessel has been transferred to a French company and Ship Finance's investment is limited to $25 million per vessel, or $50 million in total, and secured by junior mortgages. The vessels are expected to generate an annual free cash flow in excess of $7 million, or approximately $0.09 per share, after operating costs and debt service.

In May 2011, Ship Finance contracted to acquire four newbuilding 4,800 teu container vessels at a state-owned shipyard in China with scheduled delivery in 2013. The vessels are high specification, so-called wide-beam container vessels, optimized for higher cargo intake and very efficient speed/consumption economics, compared to existing vessels of similar size. The aggregate yard contract price is approximately $230 million, with a majority of the payments due on delivery of the vessels. The vessels will be employed by the European-based Hamburg Süd container line for seven years from delivery, and the net time charter rate will be approximately $26,250 per day per vessel.

In June 2011, Seadrill exercised a pre-agreed purchase option for the jack-up drilling rig West Prospero. Ship Finance acquired the rig in 2007 and it was chartered to Seadrill on a long-term bareboat charter where Seadrill was granted certain purchase options, first time in 2010. The purchase option price was $133.1 million and the transaction was effected as a sale of the shares in the asset-owning subsidiary. We will continue to provide a $20 million financial guarantee for a limited period of time, but with full indemnification by Seadrill. Ship Finance received approximately $36.2 million in net cash proceeds from the sale, and recorded a book gain of $4.1 million, classified as 'Gain on sale of associate'.

The Company sold two combination carriers built in the early 90s in the second quarter. The combined gross sales price, including charter termination compensations from Frontline, was approximately $37.3 million. Ship Finance received total net cash proceeds of approximately $17.2 million after commissions and prepayment of associated debt, and recorded a book gain of $5.9 million in the second quarter. The disposal of older vessels is in line with the Company's strategy of maintaining a young and modern fleet.

All 29 double-hull vessels on long-term contracts to Frontline, entitle Ship Finance to receive 20% of the time charter equivalent ("TCE") earnings in excess of a base charter rate. The average vessel earnings have consistently been above the base charter rates since the charters commenced more than seven years ago. The tanker spot market has, however, been struggling with oversupply of tonnage, which in turn has resulted in charter rates well below the historical average in the first two quarters. According to ship brokers, the spot tanker market has remained at low levels so far in the third quarter. As the profit split is payable on an annual basis, and only $2.4 million has accumulated in the first half of 2011, we do not currently expect the profit split for the year to be significant.

The Company's four drilling units are on long-term fixed-rate bareboat contracts to Seadrill and Apexindo. The drilling units generated approximately $107.4 million of combined charter revenues in the second quarter. All of our drilling units are sub-chartered to oil companies on profitable terms. Due to the fixed-rate charter structure, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.

Ship Finance owns several other vessels, including offshore support vessels, container vessels and drybulk carriers. Essentially all our operating vessels and rigs, including newbuildings, are chartered on long-term fixed-rate contracts that provides the Company with stability in cash-flow and earnings irrespective of fluctuations in the short-term charter market.

Financing and Capital Expenditure

As of June 30, 2011, the Company had $89 million cash and cash equivalents. Including available amounts under our revolving credit facilities, total available liquidity was $113 million. There are no refinancing requirements in the short term, and the Company is in compliance with all bank covenants. Several of our financing arrangements are in subsidiaries with no or limited guarantees from Ship Finance.

In May, the Company refinanced a loan facility relating to five VLCCs on charter to Frontline. The current loan is due for refinancing in 2Q 2012 with an outstanding amount of $167 million at that time. The new facility will start in 2Q 2012 and the loan will continue to amortize in line with the current loan profile to a balloon payment of $56 million in 2018.

In May, the Company announced a $171 million ten-year loan facility relating to seven dry-bulk newbuildings and a 1,700 teu container vessel delivered in 2010. Subsequent to quarter end, the Company has received commitments for a $184 million financing of four newbuilding 4,800 teu container vessels scheduled for delivery in 2013. This loan amount represents 80% of the contract price of the container vessels and will have a term of 12 years as from delivery date of the respective vessel.

At quarter end, the Company had gross estimated remaining capital commitments of approximately $344 million, mainly relating to nine drybulk carriers and four container vessels. Including the new financing, we have now secured long-term bank financing for all vessels under construction. As we have already paid significant amounts to the shipyards, we expect the remaining newbuilding program to be net cash positive for the Company.

	3Q 2011	4Q 2011	2012	2013	Total
Drybulk	$55 mill.	$34 mill.	$43 mill.		$132 mill.
Container			$40 mill.	$167 mill.	$207 mill.
Offshore	$5 mill.				$5 mill.
Total investment	$60 mill.	$34 mill.	$83 mill.	$167 mill.	$344 mill.
Committed financing	$(117) mill.	$(57) mill.	$(81) mill.	$(133) mill.	$(388) mill.
Net investment	$(57) mill.	$(23) mill.	$2 mill.	$34 mill.	$(44) mill.

In addition to the financing in the above table, the Company has also secured approximately $26 million in long-term financing for the currently unencumbered 1,700teu container vessel SFL Avon.

Strategy and Outlook

The management is committed to continue the conservative profile of the Company and charter out the majority of our assets on long-term charters to reputable operators in the shipping and offshore markets.

One of Ship Finance's competitive strengths is the flexibility to target several shipping and offshore markets and benchmark deals across segments based on risk/reward parameters. The Company has invested significant capital so far in 2011, and we continue to see interesting investment opportunities. From time to time, we may also invest in other asset classes such as corporate loans if the risk/reward parameters are deemed to be attractive and the underlying business is within our core segments.

Some shipping markets are currently facing soft spot market earnings which may also impact asset pricing in these segments. With our healthy capital structure and low capital commitments, we believe we are well positioned to also take advantage of potentially softer asset pricing through opportunistic acquisitions. These assets may be with no or limited charter coverage initially, but with the objective to find long-term employment over time.

Accounting Items

Under US GAAP, subsidiaries owning the drilling units West Prospero, West Polaris, West Hercules and West Taurus and the subsidiaries leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real have been accounted for as 'investment in associate' using the 'equity method'. These subsidiaries were wholly owned by Ship Finance, but due to the conservative nature of the transactions Ship Finance was not been deemed to be the 'primary beneficiary' according to U.S. GAAP.

As a result of the accounting treatment, operating revenues, operating expenses and interest expenses in these subsidiaries are not shown in Ship Finance's consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of 'Interest income from associates and long term investments' and 'Results in associate'.

In Ship Finance's consolidated Balance Sheet, the net investments are shown as a combination of 'Investment in associate' and 'Amount due from related parties – Long term'. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

August 25, 2011
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Investor and Analyst Contact:

Eirik Eide, Chief Financial Officer, Ship Finance Management AS
+47 23114006 / +47 95008921

Magnus T. Valeberg: Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

Media Contact:

Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2011 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Six months ended		Full year
(in thousands of $ except per share data)	Jun, 30 2011	Jun, 30 2010	Jun, 30 2011	Jun, 30 2010	2010 (audited)
Charter revenues - operating lease	29,563	17,288	54,071	35,247	73,841
Charter revenues - finance lease	69,081	88,601	140,890	219,279	379,611
Revenues classified as Repayment of investment in finance leases	(25,049)	(36,565)	(51,567)	(113,901)	(175,958)
Profit share income	159	11,430	2,409	22,745	30,566
Total operating revenues	73,754	80,754	145,803	163,370	308,060
Gain / (loss) on sale of assets	5,853	(121)	6,131	27,688	28,104

Vessel operating expenses	(19,893)	(19,781)	(40,320)	(40,818)	(81,021)
Administrative expenses	(2,566)	(2,634)	(5,582)	(5,247)	(9,097)
Depreciation	(12,549)	(8,143)	(23,359)	(16,040)	(34,201)

Total operating expenses	(35,008)	(30,558)	(69,261)	(62,105)	(124,319)

Operating income	44,599	50,075	82,673	128,953	211,845

Results in associate(1)	13,913	17,958	27,345	36,240	50,413
Interest income from associates and long term investments(1)	5,636	-	10,542	-	19,575
Interest income, other	181	213	279	400	1,532
Interest expense	(25,048)	(24,168)	(49,697)	(51,226)	(101,432)
Gain on sale of associate(2)	4,064	-	4,064	-	-
Other financial items	(764)	(202)	(1,372)	(714)	(1,488)
Mark to Market of Derivatives	(1,113)	(265)	(265)	(13,089)	(14,733)
Taxes	-	-	-	-	-
Net income	41,468	43,611	73,569	100,564	165,712

Basic earnings per share ($)	0.52	0.55	0.93	1.27	2.10

Weighted average number of shares	79,125,000	79,125,000	79,125,000	78,986,226	79,056,183
Common shares outstanding	79,125,000	79,125,000	79,125,000	79,125,000	79,125,000

(1)
Five of our subsidiaries, related to six of our units were accounted for as 'Investment in associate' during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of 'Results in associate' and 'Interest income from associates and long term investments'.

(2)	Gain on sale of associate in the second quarter 2011 is the recorded book gain in relations to the sale of the subsidiary owning the jack-up rig West Prospero.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2011 REPORT (UNAUDITED)

BALANCE SHEET			Dec 31,
	Jun, 30	Jun, 30	2010
(in thousands of $)	2011	2010	(audited)
ASSETS
Short term
Cash and cash equivalents	88,501	54,585	86,967
Restricted cash	-	4,101	5,601
Available for sale securities	16,833	-	-
Amount due from related parties	4,097	34,690	32,745
Other current assets	105,038	134,526	109,988

Long term
Newbuildings and vessel deposits	145,300	71,114	90,601
Vessels and equipment, net	829,385	585,834	695,511
Investment in finance leases	1,284,045	1,552,978	1,351,305
Investment in associate(1)	134,248	429,385	164,364
Amount due from related parties- Long term(1)	301,144	-	325,612
Deferred charges	16,470	15,812	14,828
Other long-term assets	60,792	2,965	4,839

Total assets	2,985,853	2,885,990	2,882,361

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	171,709	228,465	162,785
Other current liabilities	17,817	11,729	13,100
Amount due to related parties	1,535	33,111	32,816

Long term
Long term interest bearing debt	1,852,224	1,724,913	1,760,069
Other long term liabilities	84,683	94,232	84,671

Stockholders’ equity(2)	857,885	793,540	828,920
Total liabilities and stockholders’ equity	2,985,853	2,885,990	2,882,361

(1)
Four of our subsidiaries, related to five of our units, were accounted for as 'Investments in associate' at quarter end. Our investment is a combination of equity classified as 'Investment in associate' and intercompany loans classified as 'Amount due from related parties, long term'.

(2)
As of June 30, 2011, 'Stockholders' equity' excludes $171.8 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to 'Stockholders' equity' in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
 SECOND QUARTER 2011 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Six months ended		Full year
(in thousands of $)	Jun, 30	Jun, 30	Jun, 30	Jun, 30	2010
	2011	2010	2011	2010	(audited)
OPERATING ACTIVITIES
Net income	41,468	43,611	73,569	100,564	165,712
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	12,969	8,478	24,321	17,581	36,297
Asset impairment ajustments	-	-	-	-	-
Adjustment of financial derivatives to market value	1,113	265	265	13,089	14,733
Gain on sale of assets	(5,853)	122	(6,131)	(27,687)	(28,104)
Gain on sale of associate	(4,064)	-	(4,064)	-
Result in associate	(13,913)	(17,958)	(27,345)	(36,240)	(50,413)
Stock based compensation	478	571	706	1,029	953
Gain on re-purchase of Company Bonds	290	(47)	363	(47)	13
Other	(65)	(130)	(103)	(245)	(333)
Change in operating assets and liabilities	(9,011)	(64,072)	31,971	35,089	14,913
Net cash provided by operating activities	23,412	(29,160)	93,552	103,133	153,771

INVESTING ACTIVITIES
Repayment of investments in finance leases	24,792	36,314	51,058	113,403	174,946
Restricted cash released/(placed)	5,601	-	5,601	-	(1,500)
Proceeds from sale of vessel/new buildings	30,257	12,631	60,551	29,298	39,500

Net investment in newbuildings and vessel deposits	(49,782)	(8,906)	(89,080)	(69,007)	(157,736)
Purchase of vessels	-	-	(146,562)	-	(33,575)
Cash arising from sale of associate	37,048	-	37,048	-	-
Cash received from /(Investment in) associates(1)	14,489	18,169	27,068	33,777	55,990
Other assets / investments	(37,800)	-	(66,796)	(638)	(648)
Net cash (used in) provided by investing activities	24,605	58,208	(121,112)	106,833	76,977

FINANCING ACTIVITIES
Proceeds from long and short term debt	45,980	-	255,980	810,200	981,234
Expenses paid in connection with securing finance	(248)	(322)	(4,186)	(10,930)	(12,417)
Repayment of long and short term debt	(52,024)	(48,752)	(149,194)	(963,271)	(1,056,040)
Re-purchase of Company bonds	(12,474)	(2,918)	(12,579)	(2,918)	(11,917)
Cash settlement of derivatives	-	-	-	(11,592)	(11,592)
Cash received from share issue	-	-	-	-	-
Cash dividends paid	(30,859)	(26,111)	(60,927)	(61,056)	(117,235)
Net cash provided by (used in) financing activities	(49,625)	(78,103)	29,094	(239,567)	(227,967)

Net (decrease) increase in cash and cash equivalents	(1,608)	(49,055)	1,534	(29,601)	2,781
Cash and cash equivalents at start of period	90,109	103,640	86,967	84,186	84,186
Cash and cash equivalents at end of period	88,501	54,585	88,501	54,585	86,967

(1)
Five of our subsidiaries, related to six of our units, were accounted for as 'Investments in associate' during the quarter. The 'Cash received from/ (Investment in) associates' is only a part of the contribution from these subsidiaries. The balance is recorded as 'Interest income from associates and long term investments' and reflected in the Company's Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
 SECOND QUARTER 2011 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited (West Polaris), SFL Deepwater Ltd (West Hercules and West Taurus), Rig Finance II Ltd (West Prospero), Bluelot Shipping Company Ltd. (CMA CGM Magellan), and Corte Real Ltd (CMA CGM Corte Real) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended June 30, 2011

(in thousands of $)	SFL West Polaris Limited	SFL Deepwater Ltd	Rig Finance II Ltd	CMA CGM Magellan / Corte Real(1)	Total
Charter revenues - finance lease	31,357	59,946	3,468	-	94,771
Revenues classified as Repayment of investment in finance leases	(19,485)	(40,550)	(1,744)	-	(61,779)
Charter revenues - operating lease				9,490	9,490
Total operating expenses	-	-	-	(8,389)	(8,389)
Interest expense, related party(2)	(1,631)	(3,263)	-	-	(4,894)
Interest expense, other	(6,951)	(7,988)	(346)	-	(15,285)
Other items	-	-	(1)	-	(1)
Net income(3)	3,290	8,145	1,377	1,101	13,913
(1)	"CMA CGM Magellan / Corte Real" represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real
(2)	'Interest expense, related party' from these subsidiaries appears in the Company's consolidated income statement as 'Interest income from associate and long term investments'
(3)	'Net income' from these subsidiaries appears in the Company's consolidated income statement as 'Results in associate'.

Selected balance sheet data as of June 30, 2011
(in thousands of $)	SFL West Polaris Limited	SFL Deepwater Ltd	Rig Finance II Ltd	CMA CGM Magellan / Corte Real(1)	Total
Cash and cash equivalents	1	1	-	376	378
Investment in finance leases	651,128	1,316,641	-	-	1,967,769
Other assets	12,183	29,069	-	743	41,995
Total assets	663,312	1,345,711	-	1,119	2,010,142

Short term and current portion of long term interest bearing debt	77,250	136,583	-		213,833
Other current liabilities	4,507	7,806	-	-	12,313

Long term interest bearing debt	431,083	880,750	-	-	1,311,833
Long term loans from shareholders, net	93,329	207,815	-	-	301,144
Other long term liabilities	20,987	15,784	-	-	36,771

Stockholders equity(2)	36,156	96,973	-	1,119	134,248

Total liabilities and stockholders’ equity	663,312	1,345,711	-	1,119	2,010,142
(1)	"CMA CGM Magellan / Corte Real" represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real
(2)	'Stockholder's equity' from these subsidiaries appears in the Company's consolidated balance sheet as 'Investment in associate'.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SHIP FINANCE INTERNATIONAL LIMITED

Date: September 2, 2011

	By:	/s/ Ole B. Hjertaker
Name: Ole B. Hjertaker
Title: Chief Executive Officer, Ship Finance Management AS